Notice of Exempt Solicitation

NAME OF REGISTRANT: Meta Platforms, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 N Geyer Rd, Frontenac, MO 63131

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

We are writing to urge Meta Platforms, Inc (“Meta” or the “Company”) shareholders to VOTE FOR PROPOSAL 5 (Shareholder Proposal Regarding Human Rights Impact Assessment of Targeted Advertising) on the Company’s 2023 proxy.

The Shareholder Proposal:

Shareholders direct the board of directors of Meta Platforms, Inc. to publish an independent third-party Human Rights Impact Assessment (HRIA), examining the actual and potential human rights impacts of Facebook’s targeted advertising policies and practices throughout its business operations. This HRIA should be conducted at reasonable cost; omit proprietary and confidential information, as well as information relevant to litigation or enforcement actions; and be published on the company’s website by June 1, 2024.

Introduction:

Facebook’s business model relies almost entirely on ads, with nearly 98% of Facebook's global revenue generated from advertising, which amounts to over $113 billion in 20221.

Algorithmic systems are deployed to enable the delivery of targeted advertisements. These systems rely on the harvesting of vast quantities of personal data and algorithmic inferences, which can result in discrimination, the amplification of harmful content, and the manipulation of public debate and the democratic process by malicious state and non-state actors2. Algorithms determine the ads that users see3, which enables the exploitation of individuals’ vulnerabilities, perpetuating existing and systemic discrimination4 and marginalization, and can lead to the exclusion of certain groups of people, such as women and older people when it comes to job ads5. Data used to enable the targeting of such ads include the personal and behavioral data of Facebook users, which further increases the risk of user privacy violations deliberately or inadvertently committed by Meta. In 2019, the U.S. Federal Trade Commission imposed a $5 billion fine on Meta (then Facebook) for such privacy violations.

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1 https://www.statista.com/statistics/277229/facebooks-annual-revenue-and-net-income/#:~:text=In%202022%2C%20Meta%20Platforms%20generated,to%20114%20billion%20U.S.%20dollars.

2 https://cyberdefensereview.army.mil/Portals/6/Documents/2021_winter_cdr/04_CDR_V6N1_Dawson.pdf

3 https://en.panoptykon.org/algorithms-of-trauma

4 https://www.nytimes.com/2019/03/28/us/politics/facebook-housing-discrimination.html

5 https://www.globalwitness.org/en/campaigns/digital-threats/how-facebooks-ad-targeting-may-be-in-breach-of-uk-equality-and-data-protection-laws/

Over the last year, digital advertising has continued to be closely examined. Headlines like “Digital Ads Collapse”6 highlight concerns surrounding the practice, such as an increasingly crowded marketplace. By investing in true human rights due diligence processes initiated with a HRIA, Meta could use its current position of dominance to lead the way in centering human rights within its business, which would also serve to separate it from its competitors.

Given the paramount importance of targeted ads to Meta’s business, in addition to the well documented human rights risks, a HRIA is necessary for the Company and stakeholders to understand the risks associated with Meta’s business. Meta endorses the UN Guiding Principles on Business and Human Rights (UNGPs) - the authoritative global standard on the role of businesses in ensuring respect for human rights in their own operations and through their business relationships. The UNGPs explicitly state that companies must conduct human rights due diligence to identify and address adverse salient risks and adverse impacts connected with their products and services, particularly if the scale and scope of the impacts are likely to be large. HRIAs provide the best available evidence that such impacts are subject to structured and ongoing reviews. Such an approach should certainly be applied to the Company’s single source of revenue.

Regulatory, legal, and financial risks are growing:

There is growing global consensus among civil society experts, academics, and policymakers that targeted advertising can lead to the erosion of human rights. Proponents and allies have compiled a list of recent bills in the U.S. Congress that deal with algorithmic accountability and targeted advertising:

1.	S. 3605 - The Nudging Users to Drive Good Experiences on Social Media (Social Media NUDGE) Act
2.	H.R. 5596 - Justice Against Malicious Algorithms Act
3.	S. 3572 / H.R. 6580 - Algorithmic Accountability Act of 2022
4.	S. 2024 / H.R. 5951 - Filter Bubble Transparency Act
5.	S. 3029 / H.R. 2154 - Protecting Americans from Dangerous Algorithms Act
6.	S. 2918 / H.R. 5439 - Kids Internet Design and Safety Act
7.	S. 1896 / H.R. 3611 - Algorithmic Justice and Online Platform Transparency Act
8.	S. 3663 - Kids Online Safety Act
9.	H.R. 6796 - Digital Services Oversight and Safety Act of 2022
10.	S. 3520 / H.R. 6416 - Banning Surveillance Advertising Act
11.	H.R. 3451 - Social Media DATA Act
12.	S.5339 - Platform Accountability and Transparency Act

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6 https://www.cnbc.com/2022/10/24/facebook-google-face-skeptical-wall-street-this-week-amid-ad-collapse.html

The Banning Surveillance Advertising Act alone would prevent ad platforms, including Facebook and Instagram, from targeting individuals based on some forms of personal information and behavioral data outright - putting the very business model of the Company in peril.

Additionally, we provide a list of relevant E.U. legislation:

1.	Digital Services Act
2.	Digital Markets Act
3.	AI Act
4.	Political Ads Regulation
5.	ePrivacy Regulation
6.	Platform Workers Directive
7.	Rules to Prevent and Combat Child Sexual Abuse

Note these lists don’t include U.S. agency-level regulations or other global guidelines and principles – all of which can impact Meta’s ability to do business. Meta itself threatened to pull out of the E.U. entirely if the transatlantic data transfer pact, which had allowed E.U. data to be sent to the U.S., wasn’t replaced7.

Legal risk is also apparent. In the past few years, Meta has been sued by the National Fair Housing Alliance, the ACLU, the Communications Workers of America, the U.S. Department of Housing and Urban Development, and others specifically for the systems that run their targeted advertisements. Meta is also facing a long-standing lawsuit alleging that it deceived advertisers by overstating the “potential reach” of its ads and charging inflated premiums for ad placements8, as well as separate legal action on the Company’s purported collusion with fellow advertising giant Google on dividing up the ad market9.

The Company’s current approach isn’t working:

Targeted ads have been the subject of much controversy. Frances Haugen revealed that Meta had long known that targeted ads are detrimental to mental health, body image, and political polarization10. Meta now faces a lawsuit from investors for allegedly violating federal securities laws by presenting inaccurate statements about the harm its products, funded through targeted advertisements, can cause11.

Even now, Meta continues to mislead the public on its use of targeted ads. In July 2021, the Company stated that “we’ll only allow advertisers to target ads to people under 18 (or older in certain countries) based on their age, gender and location”. However, it was discovered that, outside of stated parameters, Meta is still using the vast amount of data it collects about young people to determine which children are most likely to be vulnerable to a given ad, opening them to allegations of human rights violations12. Additionally, Meta does not publish data on alleged violations of the policies they do have, making it impossible to know if they are effective13.

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7 https://time.com/6146178/meta-facebook-eu-withdraw-data/

8 https://www.cnn.com/2022/03/30/tech/facebook-advertisers-class-action/index.html

9 https://www.theguardian.com/technology/2022/jan/14/facebook-google-lawsuit-advertising-deal

10 https://www.washingtonpost.com/technology/2021/10/03/facebook-whistleblower-frances-haugen-revealed/

11 https://www.cnbc.com/2021/11/15/ohio-ag-accuses-facebook-of-securities-fraud-for-misleading-investors.html

12 https://techcrunch.com/2021/11/16/facebook-accused-of-still-targeting-teens-with-ads/

13 https://rankingdigitalrights.org/index2020/companies/Facebook

Meta seems to show signs of understanding that there are real risks associated with microtargeting. In November 2021, the Company announced that advertisers would no longer be able to use four existing targeting parameters14. This is on top of the decision earlier that year to disallow the targeting of anyone under the age of 1815. With these moves, Meta is reacting to bad press and specific occurrences by nibbling around the edges of a problem instead of looking at the root cause– the overarching systems that govern targeted ads. Meta’s reactive approach creates unacceptable volatility that has shareholders and other stakeholders on edge waiting for the next ad-driven scandal. True public accountability requires nothing short of a thorough impact assessment.

Last year, more evidence emerged to suggest that Meta does not have this problem under control. In March 2022, a bipartisan group of lawmakers sent a letter to the Company demanding an explanation about how state-controlled China Global Television Network had been able to place ads on Facebook featuring newscasts pushing pro-Russia talking points about the ongoing attacks on Ukraine16. Without a thorough HRIA, we are concerned that advertisers will continue misusing Meta’s system, Meta will fail to filter infringing content, and the Company will over-collect personal user data – which will remain mainstays of the news cycle.

And the risk to investors is already clear and present – in January of this year the Company faced a nearly €400 million fine for breaking EU data rules around targeted advertisements.17 As the article states, “It means Meta will potentially have to change the way a key part of its business works.” This is not a theoretical risk, but a true fundamental danger to the Company itself – and one that is possibly preventable.

The statement in opposition is insufficient:

Meta continues to put short-term profit before the public good which risks the long-term and sustainable success of the business. Despite demands from employees, whistleblowers, impacted communities, and civil society to address the actual and potential harms of their business model, the issue of targeted advertising was virtually ignored in Meta’s much anticipated and first-ever published human rights report in July 2022.

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14 https://www.facebook.com/business/news/removing-certain-ad-targeting-options-and-expanding-our-ad-controls

15 https://www.reuters.com/technology/facebook-will-restrict-ad-targeting-under-18s-2021-07-27/

16 https://www.axios.com/lawmakers-press-meta-china-ad-policy-cfb33f04-afbf-4b1e-af51-36bbd0b00daa.html

17 https://www.bbc.com/news/technology-64153383

The Company’s statement of opposition includes reference to the salient risk analysis they plan to conduct. While this is a useful exercise, Meta has not committed to naming targeted advertising as a salient risk. Furthermore, this would be an internal assessment with no indication that the results will be made public. While there is utility to be found in such an assessment, we believe that when examining the pulse of the entire revenue stream, outside leadership and third-party perspectives are necessary to avoid the findings being limited by any previously held biases or leanings. Additionally, with no transparency there can be no accountability and for a risk analysis like this, the results should be placed in the public sphere.

On paper, Meta appears to embrace the value of HRIAs as tools that enable the protection of its users and improve the quality of the Company’s services. In the last three years, third parties commissioned by Meta have released abbreviated human rights assessments of major undertakings such as the Oversight Board18 and Meta’s plans to expand end-to-end encryption to more products19. Previous assessments covered Meta’s operations in Myanmar, Cambodia, Sri Lanka, Indonesia20, and others. In describing these assessments, the Company stated:

“We’re committed to understanding the role our platforms play offline and how Facebook’s products and policies can evolve to create better outcomes. Engaging independent experts and evaluating our work through the lens of global human rights principles is key to achieving this goal.”

That is a laudable commitment, but one that rings hollow when Meta doesn’t lean into this very commitment to examine the core of its business. If Meta deemed the topics of the existing assessments important enough to warrant comprehensive reports, then we believe its targeted advertising system should similarly meet the threshold of priority that should trigger a similar evaluation.

Conclusion:

Meta Platforms, Inc. which includes Facebook, Instagram and WhatsApp has one of the largest corporate footprints of any entity in the world. The Company’s actions have an impact on both society and the global economy, with more than 3.6 billion active monthly users; a market cap that is larger than the GDP of over 150 countries; and over $41.7 billion in cash, cash equivalents and marketable securities.

The assessment we are asking for would likely use less than 0.01% of Meta’s cash on hand - equivalent to a rounding error.

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18 https://www.bsr.org/en/our-insights/blog-view/a-human-rights-review-of-the-facebook-oversight-board

19 https://about.fb.com/news/2022/04/expanding-end-to-end-encryption-protects-fundamental-human-rights/

20 https://about.fb.com/news/2020/05/human-rights-work-in-asia/

This nearly unmatched reach and influence requires an equally unmatched commitment to preserving and respecting human rights across all parts of the business model. That business model relies on a single source of revenue – advertising. Targeted advertising, given concerns around the fairness, accountability, and transparency of the underlying algorithmic systems, has been heavily scrutinized for its adverse impacts on human rights, and is targeted for significant regulation. This is a material risk to investors. A robust HRIA will enable Meta to better identify, address, mitigate and prevent such adverse human rights impacts that expose the Company to regulatory, legal, and financial risks.

For these reasons, we ask you to vote FOR proposal #5.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.